Exhibit 4.2

(English translation)

Supplementary Agreement on Matters Related to Share Subscription

This Supplementary Agreement on Matters Related to Share Subscription (hereinafter referred to as “this Agreement”) is entered into as of April 23, 2018 (hereinafter referred to as the “Effective Date”) in Beijing by and among:

(1)	Avalon GloboCare Corp. (hereinafter referred to as “Avalon”), a public company in the U.S. (Stock Code: AVCO) with its registered address at 83 South Street, Suite 101, Freehold, NJ 07728, the U.S.;

(2)	Avalon (Shanghai) Healthcare Technology Co., Ltd. (hereinafter referred to as “Avalon Shanghai”), a wholly owned subsidiary of Avalon incorporated and existing in accordance with the laws of the People’s Republic of China, with its domicile at No. 90 Luke Road, Pudong New Area, Shanghai;

(3)	Beijing DOING Biomedical Technology Co., Ltd. (hereinafter referred to as “DOING”), a limited liability company incorporated and existing in accordance with the laws of the People’s Republic of China, with its domicile at Room 529, 5/F, Building 11, Courtyard No.7, Songyu North Road, Chaoyang District, Beijing;

(4)	LIANG DARON (hereinafter referred to as the “Nominal Holder”), a U.S. citizen (Passport No. 506245270), with the permanent address at 37 Latourette Lane, Staten Island, NY10314; and

(5)	Lu Wenzhao (hereinafter referred to as the “Guarantor”), a U.S. citizen (Passport No. 470492414), with the permanent address at Room 710, 7/F, Huabin Building, YongAn Dong Li, Chaoyang District, Beijing

The parties above shall hereinafter be referred to individually as a “Party” and collectively as the “Parties”.

Whereas,

1.	DOING and the Guarantor have reached a consensus on their strategic cooperation and signed a Strategic Cooperation Agreement between Beijing DOING Biomedical Technology Co., Ltd. and Lu Wenzhao (hereinafter referred to as the “Strategic Cooperation Agreement”) on January 22, 2017; and on the same day, the Guarantor issued a Letter of Commitment, which was replaced by the Guaranty Agreement on February 25, 2017, and at the same time lost its legal validity;

2.	The parties and other interested parties separately or jointly signed the Four-Party Agreement on Share Subscription (hereinafter referred to as the “Four-Party Agreement”), Entrusted Shareholding Agreement, Guaranty Agreement, Share Subscription Agreement and Shares Transfer Agreement (hereinafter collectively referred to as the “Transaction Documents”), agreeing that DOING subscribes for three million shares of Avalon that are not publicly issued (hereinafter referred to as the “Avalon Shares”, the actual quantity is subject to adjustment in accordance with the stipulations in Article 1 herein) at US$ 1 per share, and DOING entrusts the Nominal Holder with subscription of and hold Avalon Shares in his name on behalf of DOING; on March 3, 2017, DOING paid an earnest money of RMB 20,640,000 (equivalent to USD 3 million) (hereinafter referred to as the “Earnest Money”) to Avalon Shanghai in accordance with the Four-Party Agreement, and a share certificate of corresponding amount was issued to the Nominal Holder by Avalon on March 27, 2017; thus the aforementioned share subscription was completed on March 27, 2017 (hereinafter referred to as the “Completion of Share Subscription”).

3.	According to the Four-Party Agreement, if DOING fails to complete the filing of outbound investment with the local Commission of Commerce within one year of the Completion of Share Subscription, upon request of DOING, the total amount of the earnest money and 20% of the interest on the fund shall be refunded to DOING, and the parties shall restore to the state before the Four-Party Agreement was signed;

4.	As of the Effective Date of this Agreement, DOING is not able to complete the filing of the outbound investment in Avalon with the local Commission of Commerce for objective reasons, and the aforementioned one-year period is about to expire;

5.	Based on the commercial considerations of all parties, the parties agree to enter into this Agreement to make modifications and supplements to the stipulations in the Transaction Documents.

Terms not expressly defined herein shall have the meanings defined in the Four-Party Agreement.

Therefore, the parties agree as follows:

1.	Refund of Partial Earnest Money

1.1	Refund of Partial Earnest Money and Interest: The parties agree that Avalon Shanghai shall pay one-third of the earnest money and corresponding interest on the fund calculated at 20% of the annual interest (collectively referred to as “Partial Earnest Money and Interest”) in a lump sum to the domestic bank account designated by DOING within one month from the date when DOING sent a written notice to any of Avalon, Avalon Shanghai or the Guarantor (that is, March 23, 2018). For the avoidance of doubt, Partial Earnest Money and Interest shall be equal to the product of: (i) one-third of the earnest money (RMB 20,640,000) actually paid by DOING to Avalon Shanghai on March 3, 2017, multiplied by (ii) 120%. The parties hereby confirm that the total amount of the Partial Earnest Money and Interest calculated according to the method above is Renminbi Eight Million Two Hundred and Fifty-Six Thousand Yuan (RMB 8,256,000)

1.2	Adjustment to Avalon Shares: The parties agree and confirm that, on the date when Avalon Shanghai actually pays RMB 8,256,000 to DOING in accordance with Article 1.1 herein, Avalon Shares shall be decreased by one-third and become 2,000,000 shares. DOING agrees to, together with the Nominal Holder, cooperate with Avalon to deal with (including but not limited to transfer, repurchase and cancel or otherwise) the decreased 1,000,000 shares, with the related costs incurred to be borne by Avalon; for the avoidance of doubt, neither DOING nor the Nominal Holder is obliged to assume any contribution obligations or responsibilities to Avalon with regard to the aforementioned decreased 1,000,000 shares. Avalon shall complete the relevant procedures such as updating of the certificate of Avalon Shares, change of the register of shareholders and announcement of listed company within five (5) working days thereafter.

2.	Term Extension and Subsequent Arrangement

2.1	Term Extension: The parties agree to extend the one-year period from the Completion of Share Subscription as stipulated in the Transaction Documents (from March 27, 2017 to March 26, 2018) until July 31, 2018. DOING promises not to implement any of the stipulations in this Article 2 during such extended term. Upon expiration of the extended term, unless it is otherwise agreed by the parties, DOING is entitled to implement any of the stipulations in Article 2.2 and/or Article 2.3 at any time to choose to transfer all or part of the remaining Avalon Shares (that is, 2,000,000 shares minus the shares already transferred under Article 2.2) to the designated Nominal Holder, or choose to request Avalon Shanghai to refund all or part of the remaining Earnest Money (“Remaining Earnest Money” refers to the amount of RMB13,760,000 after the Earnest Money is deducted by the Partial Earnest Money and Interest refunded under Article 1 herein, minus the amounts refunded under Article 2.2 and Article 2.3) and interest on the corresponding fund. This right of option should stay effective without any limit of time.

2.2	Transfer Shares to Nominal Holder Designated by DOING: Upon expiration of the extended term, in accordance with Article 2 “Share Transfer/Termination of Shareholding Entrustment” of the Four-Party Agreement and further consultations of the parties, DOING is entitled to issue a written notice requesting all or part of the Remaining Avalon Shares (hereinafter referred to as the “Transferred Shares”) to be transferred to its designated Nominal Holder, and requiring Avalon Shanghai to cooperate in refunding the Remaining Earnest Money corresponding to the Transferred Shares, and DOING will designate another Nominal Holder (hereinafter referred to as the “New Nominal Holder”) to pay Avalon a subscription price equal to the amount of the Remaining Earnest Money already refunded by Avalon Shanghai. Upon request of DOING, the subscription price can be paid in Renminbi to Avalon Shanghai, and Avalon should issue a written document to DOING to confirm the payment method of such subscription price. Avalon shall, within five (5) working days after the subscription price is paid, cancel the Original Nominal Holder Daron Liang as a shareholder and withdraw the certificate for the Transferred Shares held by him, register the New Nominal Holder as Avalon’s shareholder and right holder, issue a new certificate for the Transferred Shares to him, and assist with completion of the shares transfer. When requested by DOING, Avalon and DOING should cooperate with each other to complete the filing of the outbound investment with the local Commission of Commerce, including but not limited to assistance in providing relevant documents and materials and in handling the relevant procedures.

2.3  Restoration: Upon expiration of the extended term, DOING is entitled to choose to request Avalon Shanghai to refund all or part of the Remaining Earnest Money and corresponding interest on the fund calculated at 20% of the annual interest in a lump sum to the bank account designated by DOING within five (5) working days from the date when DOING sends a written notice to either Avalon or Avalon Shanghai. For the avoidance of doubt, the interest on the aforementioned fund shall be calculated from the date when DOING pays the Earnest Money to Avalon Shanghai pursuant to the Four-Party Agreement (March 3, 2017) until the date when the corresponding Earnest Money and interest on the fund is actually refunded by Avalon Shanghai.

3.	Liability for Breach

Any party failing to perform any of its obligations hereunder or failing to comply with its commitments made herein shall be deemed a breach of this agreement. In particular, in the event of a breach of payment obligation, the breaching party shall pay to the non-breaching party, in addition to outstanding payment, liquidated damages at 1‰ per day of the due amount starting from the due date to the actual payment date. Moreover, if any breach of the breaching party brings about any direct economic losses to the non-breaching party, payment of the aforementioned liquidated damages shall not affect the breaching party’s obligation to make full compensation for such losses suffered by the non-breaching party.

4.	Guarantee

The Guarantor hereby agrees and promises that the Guarantor shall make every effort to make the Nominal Holder, Avalon and Avalon Shanghai properly perform their obligations hereunder, and assume joint and several liabilities for any breach of the parties above.

5.	Miscellaneous

5.1	Exchange Rate: The parties agree that the exchange rate of USD against RMB used hereunder shall adopt the exchange rate announced by China Foreign Exchange Trade System on the day of payment. Losses resulting from the change of exchange rate shall be borne by the parties respectively.

5.2	Notice: The parties agree that notices from any party should be delivered to one or more of the other parties by e-mail or courier or other means agreed by the parties.

5.3	Confidentiality: The parties agree to keep the information and matters in relation to this Agreement strictly confidential and not to disclose to any third party.

5.4	Validity: This Agreement shall take effect as of the date when signed by all the parties, which is legally binding on all the parties. The parties agree that, in the event of any discrepancy or inconsistency between the Transaction Documents and the Guarantee Agreement, this Agreement shall prevail. In particular, the effectiveness, modification or performance of the Strategic Cooperation Agreement between DOING and the Guarantor shall not affect the validity or performance of any terms herein.

5.5	Governing Law: This Agreement shall be governed by and interpreted in accordance with the laws of the People’s Republic of China.

5.6	Dispute Resolution: All disputes arising out of, or relating to, this Agreement shall be solved through friendly consultation. If the consultation fails, the dispute should be submitted, by any party hereto, to Beijing Arbitration Commission and be solved by arbitration in accordance with the arbitration rules in effect at that time. The arbitration shall be held in Beijing and Chinese shall be the language used during arbitration. The award rendered by arbitration shall be final and binding on all the parties. The parties agree to waive their right to bring an action against the arbitral award.

5.7	Counterparts: This Agreement is made in quintuplicate in Chinese, each party holding one copy respectively, with the five counterparts being equally authentic.

In witness whereof, the parties hereto have executed this Agreement the date and year first before written.

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Avalon GloboCare Corp.

Signature of Authorized Representative: /s/David Jin

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Avalon (Shanghai) Healthcare Technology Co., Ltd. (Company Seal)

Signature of Legal Representative or Authorized Representative: /s/Meng Li

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Beijing DOING Biomedical Technology Co., Ltd. (Company Seal)

Signature of Legal Representative or Authorized Representative: /s/Yonghong Tang

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Nominal Holder: LIANG DARON

Signature: /s/Daron Liang

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Guarantor: Lu Wenzhao

Signature: /s/ Lu Wenzhao

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